UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _______________________ FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER: 000-23357 _______________ CUSIP NUMBER: 717131-10-6

(Check One) [_] Form 10-K [_] Form 20-F [_] Form 11-K [X] Form 10-Q [_] Form 10-D [_] Form N-SAR  [_] Form N-CSR

For Period Ended: June 30, 2013

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

part i - registrant information

BIOANALYTICAL SYSTEMS, INC.

Full Name of Registrant

Not Applicable

Former Name if Applicable

2701 Kent Avenue

Address of Principal Executive Office (Street and Number)

West Lafayette, IN 47906

City, State and Zip Code

part ii - rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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part iii - narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bioanalytical Systems, Inc. (the "Company") is unable to file its Form 10-Q for the three and nine months ended June 30, 2013 within the prescribed time period without unreasonable effort or expense. The Company is working to resolve a complex accounting issue relating to the accounting treatment for its outstanding warrants.

part iv - other information

(1) Name and telephone number of person to contact in regard to this notification

Jacqueline M. Lemke	(765)	463-4527
Name	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

Results of operations for the three and nine months of fiscal 2013 ended June 30, 2013 to be included on Form 10-Q are expected to include a decline in revenues to $5.6 and $16.6 million for the three and nine months ended June 30, 2013, respectively, from $7.2 and $21.7 million for the three and nine months ended June 30, 2012, respectively. The Company also expects to report an improvement in the gross profit % for the third fiscal quarter of 2013 as compared to the third fiscal quarter of 2012, from 28.7% to 36.3%, and for the nine months of 2013 as compared to the same period in 2012, from 21.6% to 31.1%. Likewise, the Company expects to report net operating income in the three and nine months of fiscal 2013 as compared to net operating loss for comparable periods of fiscal 2012. The Company is unable to reasonably estimate any changes in net income due to the potential impact of the warrant accounting issue.

This notice contains statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those statements include our expectations regarding changes in our results of operations from prior periods to be reported in the Form 10-Q when filed. Readers are cautioned that any such forward looking statements are not guarantees of future results and involve risks and uncertainties. In addition, we have based these forward-looking statements on our current expectations and projections about our third quarter results. Our work to address the warrant accounting issue is ongoing and the results discussed above may change as we complete our analysis.

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BIOANALYTICAL SYSTEMS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2013	By: /s/ Jacqueline M. Lemke
Jacqueline M. Lemke, CEO and President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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